LAW OFFICES OF LOUIS E. TAUBMAN, P.C.

225 Broadway, Suite 1200

New York, New York 10007

(212) 732-7184   Fax:  (212) 202-6380

E-mail: Louistlaw@aol.com

May 27, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:

AXM Pharma, Inc.

Schedule 14A Information

Dear Sir or Madam:

We are counsel to AXM Pharma, Inc. (the “Company”).  On behalf of our client, enclosed herewith please find a Definitive Schedule 14A for the Company.

The Company sent copies of the Schedule to its security holders on May 27, 2005.

Please feel free to contact the undersigned if you have any questions regarding the filing or this letter.

Very truly yours,
Law Offices of Louis Taubman

/s/ Rachael Hymes Rachael Hymes

Enclosure